Mail Stop 3561

November 8, 2007

Via Fax & U.S. Mail

Mr. James R. Kupferschmid
Principal Executive Officer and Chief Financial Officer
1515 West 20th Street
PO Box 612787
Dallas/Fort Worth International Airport, Texas 75261

> **Re:** **Kitty Hawk, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 001-32284**

Dear Mr. Kupferschmid:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief